UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes to the Merger Schedule

Relating to the Merger of SK Broadband and CJ HelloVision

The information relating to the merger of SK Broadband Co., Ltd. ( “SK Broadband”) and CJ HelloVision Co., Ltd. (“CJ HelloVision”) set forth in “Item 8. Merger Schedule” and “Item 11. Other Matters Relating to an Investment Decision” of the Form 6-K furnished by SK Telecom Co., Ltd. (the “Company”) on November 4, 2015 with respect to the “Decision on Merger of SK Broadband,” as amended by the Form 6-K/A furnished by the Company on February 16, 2016, is amended and replaced as follows.

8. Merger Schedule	Merger Date	To be announced
	Scheduled Merger Registration Date	To be announced
	Scheduled Delivery Date of New Share Certificates	To be announced
11. Other Matters Relating to an Investment Decision

(a) The merger is currently under review by the Ministry of Science, ICT and Future Planning and related organizations and we intend to provide further updates with respect to “Item 8. Merger Schedule” upon further determination of such schedule.

(b) Although the merger qualifies as a short-form merger pursuant to Article 527-2 of the KCC as SK Broadband’s (the non-surviving company in the merger) sole shareholder, SK Telecom, has agreed to the merger, this merger will be carried out as a general merger. This merger does not qualify as a small scale merger pursuant to Article 527-3 of the KCC.

(c) The consummation of the merger is subject to the consent and approval of government agencies. The shareholders of CJ HelloVision and SK Broadband approved the merger at the respective shareholders’ meetings.

(d) If the amount that CJ HelloVision pays to dissenting shareholders that exercise appraisal rights exceeds KRW 300 billion, CJ HelloVision may make a determination as to whether to cancel the merger through a board resolution. If CJ HelloVision decides to cancel the merger, it may terminate the merger agreement by providing SK Broadband with written notification to such effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Sunghyung Lee
(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: April 1, 2016

3